
Mail Stop 3720

May 7, 2010

Michael J. Perik
Chief Executive Officer
The Princeton Review, Inc.
111 Speen Street
Framingham, MA 01701

>   **Re: The Princeton Review, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed April 21, 2010**
>   **File No. 0-32469**

Dear Mr. Perik:

We have reviewed your letter dated April 28, 2010 and we have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note the statement in your letter that Test Services, Inc. ("TSI") has been consolidated into the company's audited consolidated financial statements since March 7, 2008. We also note your assertion that an evaluation of TSI is "not relevant, material or even helpful to a stockholder's decision of whether to approve the authorization and issuance of additional shares of common stock" to Alta. Please tell us why you believe an evaluation of TSI is not relevant to your stockholders' decision of whether to approve the issuance of stock to Alta as consideration for the acquisition of TSI.

2. Please explain your statement on page two of your proxy that if you do not obtain stockholder approval for this transaction you will meet with Alta to discuss a "mutually satisfactory resolution" with respect to the payment of the remaining consideration you owe them for this acquisition. Tell us what may be encompassed in a "mutually satisfactory resolution" and any experience you've had to date with Alta or any other parties that informs your belief.

3. Please tell us, with a view to disclosure, what financial or other performance metrics regarding TSI are available to your management. For example, tell us whether management has access to the class enrollment, average pricing of services or revenues attributable to the ten Princeton Review franchises owned by TSI.

* * * *

As appropriate, please amend your Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing. You may Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 if you have questions regarding these comments.

Sincerely,

/s Celeste Murphy for
Larry Spirgel
Assistant Director

Cc: Edward King
       Via facsimile